Stepan



Sustainably Investing in Our Customers, People and Future

Stepan 2022 Annual Report

Financial Highlights

(dollars in thousands, except per share amounts)

		2022		2021	(2022 vs. 2021) % change		2020	(2021 vs. 2020) % change
Net Sales	$	2,773,270	$	2,345,966	+18	$	1,869,750	+25
Net Income Attributable to Stepan Company		147,153		137,804	+7		126,770	+9
Per Diluted Share		6.38		5.92	+8		5.45	+9
Percent of Net Sales		5.3%		5.9%	-10		6.8%	-13
Percent Return on Average Equity		13.1%		13.4%	-2		13.5%	-1
Depreciation and Amortization		94,650		90,876	+4		81,860	+11
Capital Expenditures		301,553		194,482	+55		125,792	+55
Dividends Per Common Share	$	1.37	$	1.25	+10	$	1.13	+11
Working Capital		374,153		412,892	-9		489,097	-16
Current Ratio		1.6		1.8	-11		2.2	-18
Long-Term Debt, Less Current Maturities		455,029		322,862	+41		160,812	+101
Total Stepan Company Stockholders' Equity		1,166,065		1,074,193	+9		986,693	+9
Total Stepan Company Stockholders' Equity per Share		52.44		47.91	+9		43.91	+9
Average Common Shares Outstanding (Diluted)		23,064		23,287	-1		23,256	-
Number of Stockholders		1,837		1,770	+4		1,738	+2

Stock Information

(New York Stock Exchange Symbol: SCL)

		2022		2021
Stock Price Range	$	92.73-125.22	$	109.75-137.95
Dividends (Common)	$	1.37	$	1.25
Earnings Per Diluted Share	$	6.38	$	5.92
Return on Equity		13.10%		13.40%
Book Value	$	52.44	$	47.91
Shares Outstanding		22,234,985		22,419,985

Certain information in this annual report consists of forward-looking statements which are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including without limitation, those described in the Company's Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission, and risks and uncertainties related to disruptions in production or accidents at manufacturing facilities, global competition, volatility of raw material and energy costs, disruptions in transportation or significant changes in transportation costs, reduced demand due to customer product reformations or new technologies, the probability of future acquisitions and the uncertainties related to the integration of acquired businesses, maintaining and protecting intellectual property rights, international business risks, including currency exchange rate fluctuations, legal restrictions and taxes, our debt covenants, our ability to access capital markets, downturns in certain industries and general economic downturns, global political, military, security or other instability, costs related to expansion or other capital projects, interruption or breaches of information technology systems, the costs and other effects of governmental regulation and legal and administrative proceedings and our ability to retain executive management and key personnel.

Cover Photo: Members of the Research and Development Microbiology Team: Abigayle Sells, Microbiologist I, Northfield, Illinois; **Alexander Nikoloff**, Microbiologist II, Northfield, Illinois

Dear Fellow Shareholders,

2022 was a year with unprecedented cost inflation, supply chain constraints and continued human health concerns. Our employees again rose to the challenge and delivered record financial and safety performance while receiving recognition as "The Most Sustainable Chemical Company" by *Investor's Business Daily*. Stepan's highly motivated team of resilient individuals achieved these successes through their commitment to our Values by *Sustainably Investing in Our Customers, People and Future.*

Reported net income for 2022 of $147.2 million and adjusted net income of $153.5 million were both record results and both up 7% from prior year. Earnings per share was $6.38, up 8% from 2021, while adjusted earnings per share was $6.65, also up 8% from 2021. Unprecedented cost inflation drove pricing adjustments that resulted in an increase in net sales, while sales volume declined 7% amidst a slowing global economy in the second half of the year. Surfactant business results were slightly lower than prior year, while the Polymer business generated modest income growth. Specialty Products generated record income, more than doubling 2021 income. EBITDA was a record $293 million dollars while shareholders' equity was a record $1.17 billion dollars. The quarterly dividend was raised by 9.6% marking the 55th consecutive year of dividend increases. Our balance sheet remains strong and we are prepared to navigate potential uncertainty while we remain focused on execution of our growth strategy.

Surfactants operating income declined 2% to $162.7 million versus 2021. Surfactant sales volume declined 6% driven by prolonged inflationary impact on end consumer demand for laundry and cleaning products, especially in developing regions. Surfactant volumes sold into the Agricultural Chemicals and Construction Additives markets grew year over year, driven by strong market demand and share growth. Our acquisition of the business and associated assets of PerformanX Specialty Chemicals further strengthened our strategic position in specialty alkoxylates, supporting our new alkoxylation plant currently under construction in Pasadena, Texas.

In 2022, Stepan's Agricultural Innovation Center hosted over a dozen customer groups for training on formulation technology and surfactant science, leading to new projects and collaborations leveraging our greenhouse, spray characterization and product development services. We continued to develop our agronomic capabilities by establishing lab-based bioassays and expanding our field trial program with thirteen university cooperators. We supported customer needs not only in traditional crop protection technologies, but also in emerging areas of sustainable agriculture including biological solutions.

Stepan's R&D team continues to advance the development of our fermentation-based biosurfactant platform, demonstrating pilot scale production and downstream processing of rhamnolipids to meet performance and specification needs for lead consumer and functional market applications. Our progress was supported through continued investment in microbiology, fermentation research, and process optimization capabilities in our Northfield labs and through external collaborations with partners around the world. We are excited about the expanding range of new uses for bio-based rhamnolipids including for personal care, with performance advantages versus current solutions and biodegradable sustainability benefits.

Polymer operating income in 2022 was $82.9 million, up 13% compared to 2021, primarily driven by margin recovery and improved product mix. Sales increased by $75.6 million against lower volume due to inventory destocking across the channel and an overall slowdown in the construction markets in Europe and the United States. We remain confident in the long-term energy efficiency trend of worldwide building codes mandating higher levels of insulation.

Our Polymer innovation efforts are aligned with improved sustainability programs based on a polyester polyol that incorporates bio-based or recycled raw materials. Our commitment to meeting our customers' needs in an evolving, more sustainable world led to the development of patent-pending digital tools that help our Polyol customers improve processing quality and reduce waste during operations. Our diversification efforts of growing our share into the spray foam insulation market resulted in sales more than doubling last year.

"I am proud to be part of an amazing team as we continue to develop and provide vital products for our customers in a safe and sustainable manner."

Specialty Products delivered record operating income of $29.9 million in 2022, an increase of $15.7 million compared to 2021. Improved margins within our Medium Chain Triglycerides (MCTs) product line and a more favorable customer mix drove the performance improvement. Raw material supply also improved, enabling us to meet the growing market demand for MCTs in pharmaceutical and consumer-based applications.

Sustainability is an integral part of our strategic vision as we continue to focus on safety, our people and reducing our impact on the environment. In 2022, Stepan ranked first in the U.S. Chemical-Specialty sector and eighth overall in *Investor's Business Daily's* 100 Best ESG Companies Report; we maintained our gold ranking from EcoVadis, placing Stepan in the top 5% of assessed chemical industry manufacturers; and we became a formal supporter of the Task Force on Climate-Related Financial Disclosures (TCFD). These speak to the accomplishments of our people, but perhaps the element of ESG that I am most proud of is our record safety performance in 2022. Ensuring our people go home safely every day to their families is paramount to everything we do.



Employee engagement and the continued support of their development and professional growth through empowerment and providing new opportunities is critical to the Company's future success. Our 2022 annual Employee Engagement Survey showed Stepan scored above the industry benchmark in every dimension measured. I was pleased to see the output of living our Values through the responses from our employees. Our Values will guide our path in continuing to improve our employees' professional development and experience.

We remain keenly focused on improving operational efficiency across our Company. Newly implemented productivity initiatives and data and analytics will help us identify and capture savings. We tirelessly work towards delivering the best service and quality to our customers, which is a differentiating factor for Stepan and integral to our success.

To meet projected long-term market growth, our Engineering and Operations teams deployed a record $302 million in capital in 2022 against growth and capability investments. Capital was deployed for the continued construction of our new specialty alkoxylation plant (our largest capital project ever), the installation of new Low 1,4-Dioxane production assets at three manufacturing sites in the United States, and enhancing the manufacturing capability for Polyols at our Wilmington, North Carolina site. We expect these projects will have a significant impact on our and our customers' future growth.

I want to thank our management team and our employees for their hard work and dedication, and our Board for their guidance and support. Quinn, who retired last April, helped build the foundation for our success and is continuing to guide our strategic ambition as Chairman of the Board. Additionally, I want to thank Deb Stefaniak, former Vice President of Business Enablement, for her 32 years of service and leadership that helped Stepan grow into a successful global specialty chemical company.

I am proud to be part of an amazing team as we continue to develop and provide vital products for our customers in a safe and sustainable manner. I am excited about our future as our teams are energized to deliver sustained value to our customers and to you, our shareholders.

Thank you for your continued investment in Stepan Company.

Scott R. Behrens

Scott R. Behrens
President and Chief Executive Officer
Stepan Company





Net Income Attributable to Stepan Company
(dollars in thousands)



Dividends Per Common Share
(dollars)



Net Income Attributable to Stepan Company per Common Share
(diluted) (dollars)



Capital Expenditures
(dollars in thousands)

Operating Income by Segment 2018-2022

	Surfactants	Polymers	Specialty Products
2022	**$162,746**	**$82,897**	**$29,895**
2021	$165,999	$73,591	$14,178
2020	$169,101	$68,214	$13,966
2019	$122,780	$69,567	$16,415
2018	$133,518	$66,373	$11,661



2022 Operating Income



Stock Performance* (dollars)

■ Stepan Company ● Dow Jones Chemical Industry Index ◆ Russell 2000 Index

*Assumes $100.00 invested on December 31, 2017, in Stepan Company Stock, Dow Jones Chemical Industry Index and Russell 2000 Index.



Total Stepan Company Equity per Share
(dollars)



Strategic Capital Deployment

Investing for our customers' growth

Our commitment to the growth and success of our Company was demonstrated in 2022 as we deployed a record amount of capital to meet projected long-term market growth and position us to be a successful partner to our customers. The execution of our capital projects is a testament to the hard work of our engineering and operational teams. Our ongoing commitment to multi-year capital initiatives illustrates our dedication to maintaining our strong financial performance and delivering sustainable solutions for our stakeholders, now and into the future.

In 2022 we advanced our Alkoxylation investment, furthering on our strategic commitment to grow in a sustainable and profitable way. In 2022 we had double digit sales volume growth in our Alkoxylation portfolio and have a rich pipeline of opportunities. Our $245 million investment in Pasadena, Texas will add 75,000 metric tons of capacity per year, benefitting both our Surfactants and Polymers businesses by reaching customers and capturing opportunities across multiple markets including agriculture, consumer products, oilfield and construction. The plant construction is expected to be complete in the first half of 2024.

We remain focused on growing the Company through acquisitions to complement our portfolio and expand our ability to reach and support new customers. In Q4 2022, we successfully completed and integrated the acquisition of the surfactant business and associated assets of PerformanX, providing greater market access to the pulp paper and lubricant markets. This allowed us to deliver solutions to more customers in new markets with enhanced product offerings.

"I am proud to be a part of the Stepan team that is helping our customers successfully meet their objectives on Low 1,4-Dioxane by expanding our infrastructure in a safe and thoughtful way."

Kristin Bretscher
Senior Project Manager, Winder, Georgia



Members of the PerformanX Implementation Team: Cherina Coopwood, AP/AR/Payroll Manager, Northbrook, Illinois; **Thomas J. Giese**, Vice President, Surfactant Commercial Development, Northbrook, Illinois; **Muhammad S. Sanaullah**, Sr. SAP Business Analyst-Order to Cash, Northbrook, Illinois

Over the past several years, we have made meaningful investments and acquisitions in Mexico and South America to support our customers in these growing markets. In 2022 we better served our customers in these regions by capitalizing on the capacity and capability expansion at our plants in Salto, Brazil; Vespasiano, Brazil; and Ecatepec, Mexico. These actions support our vision to serve as a preferred partner to our customers within the consumer and agricultural end markets. The resulting expanded output provides a firm foundation to allow for future growth.

In response to regulatory limits on 1,4-Dioxane, a minor by-product generated in the manufacture of ether sulfate surfactants, Stepan has made significant capital investments over the past two years at our Winder, Georgia; Elwood, Illinois (Millsdale); and Fieldsboro, New Jersey plants, to enable our customers to meet these standards. These state-of-the-art investments safely remove and treat 1,4-Dioxane, supporting the continued use of this important class of anionic surfactants. Stepan soon will have the largest installed low 1,4-Dioxane production capacity for sale to the North American market. Following initial supply of product to several customers in 2022, full commissioning of these new assets is expected to be completed in the first half of 2023.

We invested in our Wilmington, North Carolina site (originally part of the acquisition of INVISTA's aromatic polyester polyol business), capitalizing on and improving the site's existing capabilities, enabling greater participation in the Spray Foam market, and integrating Stepan and INVISTA's technologies throughout our network. This enhanced the capacity and capability of producing Stepan's signature polyols. Most importantly, these investments also strategically secured supply continuity of our laminate polyols to our key customers in our North American Polyol network.



Construction in Progress: Alkoxylation Plant, Pasadena, Texas

Innovation and Foresight

Creating customer value through innovation and delivering solutions

At Stepan, learning and innovation go hand in hand as they are the catalysts for our ability to grow and meet the future demands of a changing world. Our innovation efforts are anchored in sustainability as we focus on reducing our impact to the environment, while delivering new and sustainable products to our customers.

Agricultural solutions are a key pillar in our growth and innovation program, with an emerging emphasis on soil health and crop productivity. We are looking to help feed a growing population with sustainable products that incorporate our customers' needs. At our state-of-the-art Agricultural Innovation Center in Winder, Georgia, we focus on integrated agronomy and application technologies in our research and development. Advanced Formulation Services has become a vital component of what we do at the Agricultural Center, where we work closely with our customers on product development, including with new technologies such as biologicals. As part of our Advanced Formulation Services, we work alongside our customers to help them commercialize products and provide options for different markets, active ingredients and geographies.

Over the past year, we have made significant progress in our Fermentation program, which is a new technology area for Stepan and highly complementary to our existing process technologies. In 2022 we expanded our Bioproducts team and made additional investments in our Fermentation lab to expand our capabilities for lab-scale development. These actions have enabled us to optimize our process for fermented biosurfactants and identify a growing range of applications and end markets that include cleaning, healthcare and personal care. We are excited to share these applications with our customers and are committed to additional investments to expand our capabilities and resources to scale development of fermentation into a sustainable and profitable commercial technology.

The long-term prospects for Rigid Polyol use in building insulation remain strong as sustainability goals and energy conservation requirements continue to drive market growth. In 2022 we continued the integration of Terate® technologies from the INVISTA rigid polyol acquisition to accelerate the diversification of



Members of the Global Agriculture Solutions Team:
Laura Olson, Business Manager-Agricultural Products, Northbrook, Illinois; **Jessica Winkler**, Laboratory Technician, Winder, Georgia; **Brian Holland**, Technical Director-Advanced Formulation Services, Northfield, Illinois



Members of the Polymers Innovation Team: Mike Coogan, Commercial Director, Rigid Polyol-The Americas, Northbrook, Illinois; **Jeff Varghese**, Director-Polymer Innovation Program, Northbrook, Illinois; **Carl Liskey**, Sr. Research Chemist, Northfield, Illinois

Stepan's innovative product offerings to customers. We advanced technologies including a polyol with enhanced thermal insulation performance (R-value) across a wide range of temperatures, new spray foam products for the North American market, and polyols that provide customers formulation flexibility and improved flow characteristics. We also launched a new "Smart Lay-Down" processing technology, which includes a digital service to help improve production quality and reduce waste in our customers' applications.

Stepan continues to build on a long history of product offerings based on renewable sources, and we know that our role in the emerging sustainable value chain is critical. We are partnering with customers, suppliers, and technology providers to develop the scalable raw material supply chains needed to meet ambitious Scope 3 emissions goals. Our approaches include integrating new bio-based building blocks and recycled plastics into our aromatic polyester polyols, developing a new hair conditioning molecule based fully on bio-renewable carbon, and collaborating on carbon capture technologies for surfactant raw materials. Our near and long-term criteria for success are to provide reduced carbon footprint solutions while expanding the toolbox of high-performing products for our customers.

"Collaboration is the key to unlocking the full potential of our customers' success. By working together with internal and external partners, sharing knowledge, resources and pushing the boundaries of what's possible, we can create new sustainable, innovative and exciting opportunities for the growth and development of the polyurethane industry."

Jeff Varghese
Director-Polymer Innovation Program, Northbrook, Illinois

Investing for Benefit

Building for our collective future

Our vision to build a more sustainable future is rooted in our ability to deliver products that enable a cleaner, safer and more energy efficient world. The success of this vision would not be possible without the commitment and talents of our employees. We have a passionate global team committed to serving our customers and our diverse stakeholders in local communities in which we live and work, as well as the broad global community. We are also investing in communities and in our most valuable asset, our people.

We include the voice of our employees as part of our ongoing commitment to improving every day. Our annual employee engagement survey is one formal mechanism to capture their

voices and ideas. The feedback from the 2022 survey indicated that a significant majority of our employees feel confident in the Company and have opportunities to improve their skills. We are proud to continue to perform above the chemical manufacturing industry benchmark in all dimensions measured, and the results further showed that our employees have a sense of belonging in the Company's workforce. The data from the survey allows us to dive deeper and better understand key drivers in creating and maintaining a high-performance culture. We worked together to set into motion action plans based on relevant opportunities for improvement. We will continue on this journey to grow both individually and collectively at Stepan.

We are committed to the markets we serve by growing through sustainable solutions, responsibly managing our impact and building partnerships to take on climate-related challenges. During the year, we began our TCFD journey by conducting a gap analysis and getting a better understanding of our transition and physical risk with respect to climate change. In recognition of our ESG efforts, Stepan was ranked first in the U.S. Chemical-Specialty sector and eighth overall in *Investor's Business Daily's* 100 Best ESG Companies List. We also maintained our gold ranking from EcoVadis, placing Stepan in the top 5% of assessed chemical industry manufacturers. As we look to the future of cleaner energy and lower carbon emissions, we are not only committing to this through product innovation, but also assessing our operations for



Members of the ESG Global Steering Team: Didier Ray, Head of Sustainable Growth, Voreppe, France; **Charlotte Bryant**, Global Sustainability Leader, Northfield, Illinois; **Faye Rice**, Executive Business Partner to the President & CEO, Northbrook, Illinois; **Stefan Svensson**, Vice President, Global Environmental Health Safety & Security, Northbrook, Illinois.



Luan Oliveira de Almeida Castro, Maintenance & Project Coordinator, Salto, Brazil

"I'm honored to be part of a team that is committed to sustainability and taking action to reduce our carbon footprint. The solar panel installation at Salto, Brazil is a testament to our dedication to renewable energy and I look forward to seeing the positive impact it will have on our manufacturing facility and the environment."

Luan Oliveira de Almeida Castro
Maintenance & Project Coordinator, Salto, Brazil

opportunities to make an impact. In 2022 we transitioned our site in Salto, Brazil to primarily solar-power through the installation of 640 panels capable of 45,300 kWh per month of power generation. The project will be fully completed by March 2023 and will generate 100% renewable electricity for the site.

We focus on areas that drive impact and are aligned to our Values. We inspire curiosity of the scientists and leaders of tomorrow by sponsoring access and funding initiatives supporting STEM education. We also collaborate with organizations that improve accessibility of hygiene products by actively partnering with groups who offer outreach of these initiatives in communities around the globe. We are also proud of the work done by our employee networks. An example is the Women's Network, which provides resources and support to women throughout our Company. In 2022 the Women's Network conducted philanthropic activities, educational opportunities and fostered employee connections. The growth of these networks complements the sense of belonging felt by our employees, and we look forward to sharing in their work to build awareness and inclusion.





2022 (dollars in thousands)	
Global Sales	
● North America	1,620,735
● Europe	673,210
● Latin America	369,948
● Asia Pacific	109,377

2022 Sales Dollar Distribution (dollars in thousands)

● Material	1,674,141	60.37%
● Other Expense	507,169	18.29%
● Payroll & Fringes	308,607	11.13%
● Depreciation & Amortization	94,650	3.41%
● Income Taxes	41,550	1.50%
● Net Income	147,153	5.31%



2022 (dollars in thousands)	
Long Lived Assets	
● North America	897,377
● Europe	177,883
● Latin America	96,147
● Asia Pacific	55,838

EBITDA Reconciliation (dollars In thousands)

		2022		2021		2020		2019		2018
Net Income Attributable to Stepan Company	$	147,153	$	137,804	$	126,770	$	103,129	$	111,117
Provision for Income Taxes		41,550		34,642		43,411		22,798		26,664
Income Attributable to Stepan Company Before Provision for Income Taxes*		188,703		172,446		170,181		125,927		137,781
Interest, Net		9,809		5,753		5,409		5,932		10,771
EBIT		**198,512**		**178,199**		**175,590**		**131,859**		**148,552**
Depreciation & Amortization		94,650		90,876		81,860		78,701		81,115
EBITDA	$	**293,162**	$	**269,075**	$	**257,450**	$	**210,560**	$	**229,667**

*Excluding Net (Gain) Loss Attributable to Noncontrolling Interest



EBITDA
(dollars in thousands)

Reconciliation of Non-GAAP Adjusted Net Income*
(dollars in thousands, except per share amounts)

		2022		EPS		2021		EPS
Net Income Reported	$	147,153	$	6.38	$	137,804	$	5.92
Deferred Compensation (Income) Expense		(2,369)		(0.10)		1,484		0.06
Business Restructuring/ Asset Disposition Expense		231		0.01		2,543		0.11
Cash-Settled SARs (Income) Expense		(270)		(0.01)		165		0.01
Environmental Remediation Expense		8,728		0.37		1,503		0.06
Adjusted Net Income	$	**153,473**	$	**6.65**	$	**143,499**	$	**6.16**

*All amounts in this table are presented after-tax

Five-Year Summary

(dollars in thousands, except per share amounts)

For the Year	2022	2021	2020	2019	2018
Net Sales	$ 2,773,270	$ 2,345,966	$ 1,869,750	$ 1,858,745	$ 1,993,857
Operating Income	207,336	170,781	171,522	127,260	149,265
Percent of Net Sales	7.5 %	7.3 %	9.2 %	6.8 %	7.5 %
Income Before Provision for Income Taxes	188,703	172,537	171,067	125,899	137,769
Percent of Net Sales	6.8 %	7.4 %	9.1 %	6.8 %	6.9 %
Provision for Income Taxes	41,550	34,642	43,411	22,798	26,664
Net Income Attributable to Stepan Company	147,153	137,804	126,770	103,129	111,117
Per Diluted Share	6.38	5.92	5.45	4.42	4.76
Percent of Net Sales	5.3 %	5.9 %	6.8 %	5.5 %	5.6 %
Percent to Total Stepan Company Stockholders' Equity [1]	13.1 %	13.4 %	13.5 %	12.1 %	14.1 %
Cash Dividends Paid	30,573	28,083	25,405	23,097	20,857
Per Common Share	1.37	1.25	1.13	1.03	0.93
EBITDA[2]	293,162	269,075	257,450	210,560	229,667
Capital Expenditures	301,553	194,482	125,792	105,572	86,647
Weighted-average Common Shares Outstanding (Diluted)	23,064	23,287	23,256	23,316	23,325
As of Year End					
Working Capital	$ 374,153	$ 412,892	$ 489,097	$ 479,675	$ 495,311
Current Ratio	1.6	1.8	2.2	2.4	2.5
Property, Plant and Equipment, Net	1,073,297	850,604	682,667	639,317	608,892
Total Assets	2,433,172	2,065,612	1,752,336	1,579,367	1,514,614
Long-Term Debt Obligations, Less Current Maturities	455,029	322,862	160,812	198,532	239,022
Total Stepan Company Stockholders' Equity	1,166,065	1,074,193	986,693	891,783	807,425

(1) Based on weighted-average number of common shares outstanding during the year.

(2) EBITDA is a non-GAAP measure. A GAAP reconciliation is set forth in the table on page 10 of this Annual Report.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Copies of the full consolidated financial statements and of the independent registered public accounting firm's report that expressed an unqualified opinion (dated February 28, 2023) are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission, which is available on request or via our website at www.stepan.com.



Board of Directors *(left to right):* Joaquin Delgado, PhD; Randall S. Dearth; Jan Stern Reed; Scott R. Behrens; Lorinda Burgess; Gregory E. Lawton; F. Quinn Stepan, Jr.; Edward J. Wehmer

Board of Directors

Scott R. Behrens
President and Chief Executive Officer

Lorinda Burgess
Vice President, Finance and
Chief Financial Officer,
Americas Region of Medtronic Inc.

Randall S. Dearth
Senior Director,
SK Capital Partners, LP

Joaquin Delgado, PhD
Former Executive Vice President,
Consumer Business Group,
3M Company

Gregory E. Lawton
Former President and
Chief Executive Officer,
Johnson Diversey, Inc.

Jan Stern Reed
Former Senior Vice President, General
Counsel and Corporate Secretary,
Walgreens Boots Alliance, Inc.

F. Quinn Stepan, Jr.
Chairman

Edward J. Wehmer
Founder and Chief Executive Officer,
Wintrust Financial Corporation

Officers

Scott R. Behrens
President and Chief Executive Officer

Janet A. Catlett
Vice President and Chief Human
Resources Officer

David G. Kabbes
Vice President, General Counsel
and Secretary

Jason S. Keiper, PhD
Vice President and Chief Technology
and Sustainability Officer

Arthur W. Mergner
Executive Vice President, Supply Chain

Sean T. Moriarty
Vice President and
General Manager, Surfactants

Luis E. Rojo
Vice President and
Chief Financial Officer

Richard F. Stepan
Vice President and
General Manager, Polymers

Departmental Vice Presidents

Ethics and Compliance

David B. Mattingly
Vice President, Chief Compliance and Risk Officer

Finance

Matthew J. Eaken
Vice President and Corporate Controller

Joseph Whitney
Vice President, Information Technology

Legal

Stefan Svensson
Vice President, Global Environmental, Health,
Safety and Security

Polymers

Michael A. McCurrie
Vice President, Americas

Roger Stubbs
Vice President, Europe

Procurement

Daniel Bertholf
Vice President, Strategic Planning, Platform
and Asset Management

Brett Ruthberg
Vice President, Product Supply

Richard H. Wehman, Jr.
Vice President, Strategic Purchasing

Research and Development

Jim Faunce, PhD
Vice President, Global Quality
and Regional Product Development

Supply Chain

Cliff Hardaway
Vice President, North America Manufacturing

Wojciech Mazurek
Vice President, Europe and Asia Supply Chain

Surfactants

David Allen
Vice President, Surfactant Commercial Development

Eduardo Lopes Do Couto
Vice President and General Manager, Mercosul

Cassandra Fricke
Vice President, Global Sales and Channel Growth

Adriano Galimberti
Vice President and General Manager, North America

Tom Giese
Vice President, Surfactant Commercial Development

Rafael Monroy Pedraza
Vice President and General Manager, LatAm

Mark F. Mydlach
Vice President, Growth and Customer Experience

Philippe Nastasi
Vice President, European Surfactants

Corporate Information

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Chicago, Illinois

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
877-373-6374

Contact the Transfer Agent and Registrar concerning dividends, transfer of ownership or other matters pertaining to your stock.

Stock Listing

New York Stock Exchange: SCL

Investor Relations

Luis E. Rojo
847-446-7500

Form 10-K

Copies of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the Company or on our website at www.stepan.com.

Annual meeting

The 2023 Annual Meeting of the Stockholders of the Company will be held at 9:00 a.m., Tuesday, April 25, 2023, at the Company's headquarters in Northbrook, Illinois.

Corporate Governance

The Company's Corporate Governance Guidelines and Code of Conduct are provided on our website at www.stepan.com within the Investors section of the site. Our website also provides contact information for the Company's Ethics Hotline, which allows employees, stockholders and other interested parties to communicate with the Company (on an anonymous basis, if desired) through an independent third party hotline by telephone or online.

Design

Big Pivot Partners



Northbrook, IL 60062
847.446.7500

stepan.com

Headquarters

Northbrook, Illinois, USA - Corporate Headquarters
Northfield, Illinois, USA – Global Technology Center

Manufacturing Locations

North America

Anaheim, California, USA
Columbus, Georgia, USA
Fieldsboro, New Jersey, USA
Lake Providence, Louisiana, USA
Maywood, New Jersey, USA
Millsdale (Elwood), Illinois, USA
Pasadena, Texas, USA
Wilmington, North Carolina, USA
Winder, Georgia, USA

Asia Pacific

Bauan, Batangas, Philippines
Jurong Island, Singapore
Nanjing, China

Europe

Brzeg Dolny, Poland
Stalybridge, England, UK
Vlissingen, The Netherlands
Voreppe (Grenoble), France
Wesseling (Cologne), Germany

Latin America

Ecatepec, Mexico
Manizales, Colombia
Matamoros, Mexico
Salto, Brazil
Vespasiano, Brazil